1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas J. Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3333 Fax

April 30, 2013

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vince Di Stefano

Re:	Horizon Technology Finance Corporation
Proxy Statement for Special Meeting of Stockholders

Ladies and Gentlemen:

Horizon Technology Finance Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a preliminary Proxy Statement for Special Meeting of Stockholders (the “Proxy Statement”) on April 17, 2013.  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to telephone conversations between Vince Di Stefano of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company.  For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.  Attached to this letter are pages of the Proxy Statement marked to show the changes from the version initially filed.

1.	Amend the Proxy Statement to state that the Company previously obtained approval from its stockholders to issue shares of common stock at prices below net asset value and state that the Company offered securities under the authority provided by such approval.

Response:

The Company has amended the Proxy Statement as requested under the description of the Proposal.

2.	Delete the word “potential” from the discussion of the dilution that would occur in the event the Company issues shares of common stock for a price less than net asset value.

Response:

As requested, the Company has revised the Proxy Statement to delete the word “potential” as it appeared in connection with the discussion of dilution in the Proxy Statement.

Vince Di Stefano April 30, 2013 Page 2

3.	Revise the Proxy Statement to clarify that the resolution sought from the Company’s stockholders would not permit the issuance of stock at a discount of more than 15 percent below the then current net asset value per share of common stock of the Company.

Response:

As requested, the Company has revised the Proxy Statement to clarify that the resolution would not permit the Company to issue shares of common stock at a discount of more than 15 percent below the then current net asset value per share of common stock of the Company.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Jay Bombara, Horizon Technology Finance Corporation

Horizon Technology Finance

Horizon Technology Finance Corporation

312 Farmington Avenue
Farmington, CT 06032

May —3, 2013

Dear Stockholder:

You are cordially invited to attend a Special Meeting of Stockholders of Horizon Technology Finance Corporation (the "Company") to be held on June 14, 2013 at 10:00 AM, Eastern Time, at the offices of Horizon Technology Finance Corporation at 312 Farmington Avenue, Farmington, Connecticut 06032.

The Notice of Special Meeting of Stockholders and the Proxy Statement of the Board of Directors of the Company accompanying this letter provide an outline of the business to be conducted at the Special Meeting of Stockholders. At the meeting, you will be asked to approve a proposal to authorize flexibility for the Company, with the approval of its Board of Directors, to sell shares of its common stock (during the next 12 months) at a price or prices below the then current net asset value per share in one or more offerings, subject to certain conditions as set forth in the Proxy Statement (including, without limitation, (i) that the number of shares issued in each offering does not exceed 25% of the number of shares of the Company's common stock outstanding prior to each offering, and (ii) the price of each share of the Company's common stock sold in each offering is not less than 15% below the then current net asset value of a share of the Company's common stock).

It is very important that your shares be represented at the Special Meeting. Whether or not you expect to be present in person at the Special Meeting, please sign the enclosed proxy and return it promptly in the envelope provided, or vote via the Internet. We encourage you to vote via the Internet, as it saves the Company significant time and processing costs. To vote via the Internet, access www.proxyvote.com and follow the on-screen instructions. Have your proxy card available when you access the web page. Your vote and participation in the governance of the Company are very important to us.

Sincerely yours,

Robert D. Pomeroy, Jr.
Chief Executive Officer

HORIZON TECHNOLOGY FINANCE CORPORATION

312 Farmington Avenue
Farmington, Connecticut 06032
(860) 676-8654

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 14, 2013

Notice is hereby given to the owners of shares of common stock (the "Stockholders") of Horizon Technology Finance Corporation (the "Company") that:

A Special Meeting of Stockholders of the Company will be held at the offices of Horizon Technology Finance Corporation, located at 312 Farmington Avenue, Farmington, Connecticut 06032, on June 14, 2013 at 10:00 AM, Eastern Time, for the following purposes:

1. To approve a proposal to authorize the Company, with the approval of its Board of Directors, in one or more offerings, to sell shares of its common stock, during the next twelve months (12) months, at a price or prices below the Company's then current net asset value per share in one or more offerings, subject to certain conditions as set forth in the proxy statement, (including, without limitation, (i) that the number of shares issued in each offering does not exceed 25% of the number of shares of the Company's common stock outstanding prior to each offering~~,~~ and (ii) the price of each share of the Company's common stock sold in each offering is not more than 15% below the then current net asset value of a share of the ~~Company'scommon~~Company's common stock); and

2. To transact such other business as may properly come before the meeting or any adjournment or postponement.

You have the right to receive notice of and to vote at the Special Meeting if you were a ~~stockholder~~Stockholder of record at the close of business on April 16, 2013. Whether or not you expect to be present in person at the Special Meeting, please sign the enclosed proxy and return it promptly in the envelope provided, or vote via the Internet. Instructions are shown on the proxy card.

We have enclosed our Proxy Statement and a proxy card. Please sign the enclosed proxy card and return it promptly in the envelope provided, or vote via the Internet. Your vote is extremely important to us. In the event there are not sufficient votes for a quorum or to approve the proposal at the time of the Special Meeting, the Special Meeting may be adjourned in order to permit further solicitation of proxies by the Company.

THE BOARD OF DIRECTORS, INCLUDING THE INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

By Order of the Board of Directors,

John C. Bombara
Secretary

Farmington, Connecticut
May -3, 2013

This is an important meeting. To ensure proper representation at the Special Meeting, please complete, sign, date and return the proxy card in the enclosed, self-addressed envelope, or vote your shares electronically via the Internet. Please see the Proxy Statement and the enclosed proxy card for details about electronic voting. Even if you vote your shares prior to the Special Meeting, you still may attend the Special Meeting and vote your shares in person if you wish to change your vote.

HORIZON TECHNOLOGY FINANCE CORPORATION

312 Farmington Avenue
Farmington, Connecticut 06032
(860) 676-8654

PROXY STATEMENT
For
Special Meeting of Stockholders
To Be Held on June 14, 2013

This document will give you the information you need to vote on the matter listed on the accompanying Notice of Special Meeting of Stockholders ("Notice of Special Meeting"). Much of the information in this Proxy Statement is required under rules of the Securities and Exchange Commission ("SEC"),") and some of it is technical in nature. If there is anything you do not understand, please contact Horizon Technology Finance Corporation (the "Company") at 860-676-8654.

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board" "we," "us," or "our") of the Company for use at the Special Meeting of Stockholders (the "Meeting") to be held on June 14, 2013 at 10:00 AM, Eastern Time, at the offices of Horizon Technology Finance Corporation, 312 Farmington Avenue, Farmington, Connecticut 06032, and at any postponements or adjournments thereof. This Proxy Statement, along with the Notice of Special Meeting and proxy card, are being mailed to stockholders of the Company (the "Stockholders") of record as of April 16, 2013 on or about May —,3, 2013.

We encourage you to vote your shares, either by voting in person at the Meeting or by voting by proxy (i.e., authorizing someone to vote your shares). Shares represented by duly executed proxies will be voted in accordance with your instructions. If you execute a proxy without specifying your voting instructions, your shares will be voted **"FOR"** the authorization of the Company, with the approval of the Board, to sell shares of its common stock (during the next 12 months) at a price below the then current net asset value per share in one or more offerings, subject to certain limitations described in this Proxy Statement (the "Proposal").

Because no routine discretionary matters for which broker non-votes may be submitted will be considered at the Meeting, broker non-votes, if any, will be treated as not present at the Meeting and, thus, not entitled to vote with respect to the Proposal. For purposes of tabulating votes, an abstention has the same effect as a vote against the Proposal.

You may revoke your vote on the Internet or on a proxy card at any time before it is exercised by (1) resubmitting your vote on the Internet, notifying the Company's Secretary in writing, (2) by submitting a properly executed, later-dated proxy, or (3) by voting in person at the Meeting. Any Stockholder entitled to vote at the Meeting may attend the Meeting and vote in person, whether or not he or she has previously voted his or her shares via proxy or wishes to change a previous vote.

You will be eligible to vote your shares electronically via the Internet or by mail.

Purpose of Meeting

As described in more detail in this Proxy Statement, the Meeting is being held for the following purposes:

1. To approve a proposal to authorize the Company, with the approval of its Board of Directors, in one or more offerings, to sell shares of its common stock, during the next twelve (12) months, at a price or prices below the Company's then current net asset value per share in one or more offerings, subject to certain conditions as set forth in the proxy statement (including, without limitation, (i) that the number of shares issued in each offering does not exceed 25% of the number of shares of the Company's common stock outstanding prior to each offering, and (ii) the price of each share of the Company's common stock sold in each offering is not more than 15% below the then current net asset value of a share of the Company's common stock); and

2. To transact such other business as may properly come before the Meeting.

Dollar Range of Securities Beneficially Owned by Directors

The following table sets forth the dollar range of the Company's Common Stock beneficially owned by each of the Company's directors as of April 16, 2013. Information as to the beneficial ownership of the Company's directors is based on information furnished to the Company by such persons. The Company is not part of a "family of investment companies," as that term is defined in the 1940 Act.

Directors of the Company	Dollar Range of Common Stock of the Company(1)
Independent Directors	
James J. Bottiglieri	\$50,001-\$100,000
Edmund V. Mahoney	\$10,001-\$50,000
Christopher B. Woodward	\$50,001-\$100,000
Elaine A. Sarsynski	None
Interested Directors	
Robert D. Pomeroy, Jr.	\$100,001-\$500,000(2)
Gerald A. Michaud	\$100,001-\$500,000(2)

(1) Dollar ranges are as follows: None; \$1-\$10,000; \$10,001-\$50,000; \$50,001-\$100,000; \$100,001-\$500,000; \$500,001-\$1,000,000 or over \$1,000,000.

(2) Includes holdings of HTF-CHF Holdings LLC.

PROPOSAL:
APPROVAL TO AUTHORIZE THE COMPANY, WITH APPROVAL OF ITS BOARD OF DIRECTORS, TO SELL SHARES OF ITS COMMON STOCK AT A PRICE OR PRICES BELOW THE COMPANY'S THEN CURRENT NET ASSET VALUE PER SHARE IN ONE OR MORE OFFERINGS

The 1940 Act generally prohibits the Company, as a business development company ("BDC"), from offering and selling shares of Common Stock at a price below the then current net asset value per share, or "NAV", unless the policy and practice of doing so is approved by the Stockholders within one year immediately prior to any such sales. Shares of the Company's Common Stock have a limited trading history and have generally traded at a price below their NAV since they started trading on The NASDAQ Global Select Market. At a special meeting of the Stockholders held on June 11, 2012, the Stockholders approved a proposal of the Company to sell shares at a price below the then current net asset value in one or more offerings, with the same restrictions contained in the current Proposal. On July 18, 2012, the Company completed a follow-on offering of 1,909,000 shares of Common Stock at a public offering price of \$16.20 per share. At the time of the offering, the most recently determined net asset value per share of Common Stock was \$16.73. As a result, the existing investors in the Common Stock experienced dilution, after giving effect to a 4% underwriting discount, of approximately 1.7%.

The Company seeks the approval of its Stockholders so that, with the approval of its Board, it may, in one or more public offerings, sell or otherwise issue shares of its Common Stock, during the next twelve (12) months, at a price or prices below the Company's then current net asset value per share, so long as (1) the number of shares issued in each offering does not exceed 25% of the number of shares of the Company's common stock outstanding prior to each offering, and (2) the price of each share of the Company's common stock sold in each offering is not more than 15% below the then current net asset value of a share of the Company's common stock.

We are seeking Stockholder approval now to sell the Company's shares below NAV in order to provide flexibility for future sales, which typically are undertaken quickly in response to market conditions. The final terms of any such sales will be determined by the Board at the time of sale. Any transaction where we sell such shares of the Company's Common Stock, including the nature and amount of consideration that would be received by the Company at the time of sale and the use of any such consideration, will be reviewed and approved by the Board at the time of sale. If the Proposal is approved, we will not solicit further authorization from the Stockholders prior to any such sale, and the authorization would be effective for shares sold during a period beginning on the date of Stockholder approval and expiring one year from such approval.

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Possible Long-Term Benefits to Stockholders

The Board believes that having the flexibility for the Company to sell its Common Stock below NAV in certain instances is in the Company's best interests and the best interests of Stockholders. If the Company were unable to access the capital markets when attractive investment opportunities arise, the Company's ability to grow over time and to continue to pay dividends to Stockholders could be adversely affected. In reaching that conclusion, the Board considered the following possible benefits to the Company's Stockholders:

Current Market Conditions Have Created Attractive Opportunities

Current market conditions have created, and we believe will continue to create for the foreseeable future, favorable opportunities to invest, including opportunities that, all else being equal, may increase NAV over the longer-term, even if financed with the issuance of Common Stock below NAV. Stockholder approval of the Proposal, subject to the conditions detailed below, is expected to provide the Company with the flexibility to invest in such opportunities. We believe that current market conditions provide attractive opportunities to use capital.

Current market conditions also have beneficial effects for capital providers, including rational competition, favorable pricing of credit risk and competitive capital structures and terms. Accordingly, we believe that the Company could benefit from access to capital in this credit market and that the current environment should provide attractive investment opportunities. The Company's ability to take advantage of these opportunities will depend upon the Company's access to capital.

Greater Investment Opportunities Due to Larger Capital Resources

The Board believes that additional capital raised through an offering of shares of the Company's Common Stock may help the Company generate additional deal flow. Based on discussions with management, the Board believes that greater deal flow, which may be achieved with more capital, would enable the Company to be a more significant participant in the private debt and equity markets and to compete more effectively for attractive investment opportunities. With more capital to invest in portfolio opportunities, the Board intends for the Company to be a more meaningful capital provider to companies and to compete for high quality investment opportunities with other funds having greater resources than the Company. Management has represented to the Board that such investment opportunities may be funded with proceeds of an offering of shares of the Company's Common Stock. However, management has not identified specific companies in which to invest the proceeds of an offering given that specific investment opportunities will change depending on the timing of an offering, if any.

Higher Market Capitalization and Liquidity May Make the Company's Common Stock More Attractive to Investors

If the Company issues additional shares, its market capitalization and the amount of its publicly tradable Common Stock will increase, which may make the Company's Common Stock more liquid. A larger market capitalization may make the Company's stock more attractive to a larger number of investors who have limitations of the size of companies in which they invest. Furthermore, a larger number of shares outstanding may increase the Company's trading volume, which could decrease the volatility in the secondary market price of the Company's Common Stock.

Reduced Expenses Per Share

An offering that increases the Company's total assets may reduce the Company's expenses per share due to the spreading of fixed expenses over a larger asset base. The Company must bear certain fixed expenses, such as certain administrative, governance and compliance costs that do not generally vary based on the Company's size. On a per share basis, these fixed expenses will be reduced when supported by a larger asset base.

Trading History

The following table lists the high and low closing sales prices for our ~~common stock~~Common Stock, the sales price as a percentage of NAV and dividends per share. On April 15, 2013, the last reported closing sale price of our

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~~common stock~~Common Stock was $14.09 per share which represents approximately 93% to the NAV reported as of December 31, 2012.

Period	NAV(1)	Closing Sales Price High	Closing Sales Price Low	Premium/ Discount of High Sales Price to NAV(2)	Premium/ Discount of Low Sales Price to NAV(2)	Cash Distributions Per Share (5)
Year ended December 31, 2013						
Second Quarter(4)	*	$ 14.40	$ 13.64	*	*	$ 0.115
First Quarter	*	$ 15.93	$ 14.61	*	*	$ 0.345
Year ended December 31, 2012						
Fourth Quarter	$ 15.15	$ 16.58	$ 13.56	109%	90%	$ 0.450
Third Quarter	$ 16.41	$ 16.84	$ 15.93	103%	97%	$ 0.450
Second Quarter	$ 16.73	$ 17.12	$ 15.03	102%	90%	$ 0.450
First Quarter	$ 16.89	$ 17.05	$ 16.05	101%	95%	$ 0.450
Year ended December 31, 2011						
Fourth Quarter	$ 17.01	$ 16.32	$ 14.40	96%	85%	$ 0.450
Third Quarter	$ 17.36	$ 16.25	$ 13.88	94%	80%	$ 0.400
Second Quarter	$ 17.40	$ 16.17	$ 15.21	93%	87%	$ 0.330
First Quarter	$ 17.23	$ 16.25	$ 14.90	94%	86%	$ —
Year ended December 31, 2010						
Fourth Quarter(3)	$ 16.75	$ 15.59	$ 13.83	93%	83%	$ 0.220

(1) NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset value shown is based on outstanding shares at the end of such period.
(2) Calculated as of the respective high or low closing sales price divided by the quarter end NAV.
(3) From October 28, 2010 (initial public offering) to December 31, 2010.
(4) From April 1, 2013 through April 15, 2013.
(5) Represents the distribution paid in the specified quarter. We have adopted an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, then stockholders' cash distributions are automatically reinvested in additional shares of our common stock, unless they specifically opt out of the dividend reinvestment plan so as to receive cash distributions.
* Not determined at the time of filing.

Conditions to the Company's Sale of Common Stock Below NAV

If this Proposal is approved, the Company will only sell shares of its Common Stock at a price below NAV, if the following conditions are met:

- a majority of the Company's Independent Directors who have no financial interest in the sale have determined that such sale is in the best interests of the Company and the Company's stockholders; and

- a majority of such directors, who, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of the Company of firm commitments to purchase such securities, or immediately prior to the sale of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any underwriting commission or discount.

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Dilution

Before voting on the Proposal or giving proxies with regard to this matter, Stockholders should consider the ~~potentially~~ dilutive effect on the NAV of the issuance of shares of the Company's Common Stock at a price less than NAV. Any sale of Common Stock at a price below NAV would result in an immediate dilution to existing Stockholders on a per share basis. This dilution would include reduction in the NAV as a result of the issuance of shares at a price below the NAV and a proportionately greater decrease in a Stockholder's per share interest in the earnings and assets of the Company and per share voting interest in the Company. The Board has considered the ~~potential~~ dilutive effect of the issuance of shares at a price below the NAV and will consider again such dilutive effect when considering whether to authorize any specific issuance of shares of Common Stock below NAV.

The 1940 Act establishes a connection between market price and NAV because, when stock is sold at a market price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer. Stockholders should also consider that they will have no subscription, preferential or preemptive rights to additional shares of Common Stock proposed to be authorized for issuance, and thus any future issuance of Common Stock at a price below NAV would dilute a Stockholder's holdings of Common Stock as a percentage of shares outstanding to the extent the Stockholder does not purchase sufficient shares in the offering or otherwise to maintain the Stockholder's percentage interest. Further, if the Stockholder does not purchase, or is unable to purchase, a sufficient number of shares to maintain the Stockholder's percentage interest, regardless of whether such offering is at a price above or below the then current NAV, the Stockholder's voting power will be diluted.

The precise extent of any such dilution cannot be estimated before the terms of a Common Stock offering are set. As a general proposition, however, the amount of ~~potential~~ dilution will increase as the size of the offering increases. Another factor that will influence the amount of dilution in an offering is the amount of net proceeds that we receive from such offering. The Board anticipates that the net proceeds to the Company will be equal to the price that investors pay per share, less the amount of any underwriting discounts and commissions, typically 95% of the market price.

As previously discussed, the Board expects to evaluate a full range of offering sizes. The following example indicates how an offering would immediately affect the NAV of the Company's Common Stock based on the assumptions set forth below. It does not include any effects or influence on market share price due to changes in investment performance over time, dividend policy, increased trading volume or other qualitative aspects of the shares the Company's Common Stock.

Examples of Dilutive Effect of the Issuance of Shares Below NAV

Impact on Existing Stockholders who do not Participate in the Offering

Existing Stockholders of the Company who do not participate, or who are not given the opportunity to participate, in an offering below NAV per share by the Company or who do not buy additional shares of the Company in the secondary market at the same or lower price obtained by the Company in the offering (after expenses and any underwriting discounts and commissions) face the greatest ~~potential~~ risks. All Stockholders will experience an immediate decrease (often called dilution) in the NAV of the Company's shares they hold. Stockholders who do not participate in the offering will also experience a disproportionately greater decrease in their participation in the Company's earnings and assets and their voting power than Stockholders who do participate in the offering. All Stockholders may also experience a decline in the market price of their shares of the Company's Common Stock, which often reflects, to some degree, announced or potential increases and decreases in NAV per share. Their decrease could be more pronounced as the size of the offering and level of discounts increase.

The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical common stock offerings of ~~different~~5%, 10% and 15% levels of discount from NAV per share, ~~although it~~with 15% being the maximum level of discount that would be permitted under the Proposal described in this proxy statement. It is not possible, however, to predict the actual level of market price

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decline below NAV per share that may occur following such an offering. Actual sales prices and discounts may differ from the presentation below.

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Example 1 25% Offering at 5% Discount		Example 2 25% Offering at 10% Discount		Example 3 25% Offering at 15% Discount	
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price							
Price per Share to Public	—	$ 10.00	—	$ 9.47	—	$ 8.95	—
Net Proceeds per Share to Issuer	—	$ 9.50	—	$ 9.00	—	$ 8.50	—
Decrease to NAV							
Total Shares Outstanding	—	1,250,000	25.00%	1,250,000	25.00%	1,250,000	25.00%
NAV per Share	—	$ 9.90	(1.00)%	$ 9.80	(2.00)%	$ 9.70	(3.00)%
Dilution to Stockholder							
Shares Held by Stockholder A	—	2,500	—	2,500	—	2,500	—
Percentage Held by Stockholder A	—	—	—	—	—	—	—
Total Asset Values							
Total NAV Held by Stockholder A	—	$ 24,750	—	$ 24,500	—	$ 24,250	—
Total Investment by Stockholder A	—	$ 25,000	—	$23,675	—	$22,375	—
Total (Dilution) Accretion to Stockholder A (Total NAV Less Total Investment)	—	$ (250)	—	$ 825	—	$ 1,875	—
Per Share Amounts	—						
NAV per Share Held by Stockholder A	—	$ 9.90	—	$ 9.80	—	$ 9.70	—
Investment per Share Held by Stockholder	—	$ 10.00	—	$ 9.47	—	$ 8.95	—
(Dilution) Accretion per Share held by Stockholder A (NAV per Share Less Investment per Share)	—	$ (0.10)	—	$ 0.33	—	$ 0.75	—
Percentage (Dilution) Accretion to Stockholder A (Dilution per Share Divided by Investment per Share)	—	—	(1.00%)	—	3.48%	—	8.38%

The discount to NAV is a result of market perception that moves the share price and thus NAV is only one determinant of market value.

The Company expects the market price of shares of its Common Stock will incorporate a discount or premium factor based on the market assessment of future earnings and the likelihood of those earnings supporting growth in our dividend yield.

Notwithstanding the dilutive effect of any equity financing on a Company's NAV, the Board has considered the Company's need to obtain additional capital for investment and other factors discussed in this Proxy Statement. With more capital to invest, the Board believes that the Company would be able to make investments with more significant earnings and growth potential. The Board further believes that, over time, the value of the incremental assets available for investment, taken together with the other factors previously discussed, may be reflected positively in the market price of the Company's shares and that such increases may exceed the initial dilutive effects that the Company is likely to experience in its NAV due to offerings of shares of Common Stock in accordance with its Proposal. In our view, the secondary market price of our Common Stock is an important gauge of the true economic impact on Stockholders of any equity offering.

Other Considerations

If stockholders approve the Proposal, the Company will be permitted to sell shares of its ~~common stock~~Common Stock at a price below, but no more than 15% below, NAV per share. NAV will be determined, in accordance with the 1940 Act.

14

SUBMISSION OF STOCKHOLDER PROPOSALS

The Company expects that the 2014 Annual Meeting of Stockholders will be held in June 2014, but the exact date, time and location of such meeting have yet to be determined. A Stockholder who intends to present a proposal at that annual meeting, including nomination of a director, must submit the proposal in writing addressed to John C. Bombara, Secretary, c/o Horizon Technology Finance Corporation, 312 Farmington Avenue, Farmington, Connecticut 06032. Notices of intention to present proposals, including nomination of a director, at the 2014 annual meeting must be received by the Company between December 3, 2013 and 5:00 p.m. Eastern Time on January 2, 2014. In order for a proposal to be considered for inclusion in the Company's proxy statement for the 2014 annual meeting, the Company must receive the proposal no later than January 2, 2014. The submission of a proposal does not guarantee its inclusion in the Company's proxy statement or presentation at the meeting unless certain securities law requirements are met. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

* * * * *

You are cordially invited to attend the Company's Special Meeting of Stockholders in person. Whether or not you plan to attend the Meeting, you are requested to please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage-paid envelope or to vote via the Internet, so that you may be represented at the Meeting.

By Order of the Board of Directors,

John C. Bombara
Secretary

Farmington, Connecticut
May —,3, 2013

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